
November 29, 2007

Mr. Richard W. Lucas
Chief Financial Officer, KSW, Inc.
37-16 23rd Street
Long Island City, NY 11101

Re: **KSW, Inc.**
             Form 10-K for the fiscal year ended December 31, 2006
             File No. 1-32865

Dear Mr. Lucas:

We have reviewed your filing and have the following comments. We have limited our review to only MD&A disclosures, disclosures concerning mortgage backed securities, and disclosure controls and procedure and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Notes to the Consolidated Financial Statements
Note 8. Stockholders' Equity
(A) Stock Option Plan, page F-19

1. We note that you adopted SFAS 123(R) as of January 1, 2006 and that you recorded an expense of $640,000 relating to the exercising of 287,832 options by six individuals during the year ended December 31, 2006. Please explain to us your accounting for these options that resulted in this expense and please cite the specific accounting literature that you relied on to record the expense as a result of these individuals exercising their options. We also note that additional stock compensation was recognized as a result of vesting during the same period.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief